BofI Holding, Inc.
4350 La Jolla Village Drive, Suite 140
San Diego, CA 92122

March 8, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BofI Holding, Inc.
Application for Withdrawal of Post-Effective Amendment No. 1 To Form S-3 Registration Statement
Filed March 2, 2018
File No. 333-202187

Ladies and Gentlemen:

BofI Holding, Inc., a Delaware corporation (the "Company"), hereby requests that its Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-202187), originally filed with the Securities and Exchange Commission (the "Commission") on March 2, 2018 (the "POS"), be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Company is requesting withdrawal of the POS because of a filing error relating to the EDGAR technical coding. The POS was incorrectly coded and filed as “POS AM” whereas the Company intended it to be filed with the Commission with the code "POSASR." The Company is concurrently filing the POS with the code "POSASR."

If you have any questions regarding the foregoing, please contact Allen Z. Sussman, Esq. at Loeb & Loeb LLP at (310) 282-2000.

Sincerely,

BofI HOLDING, INC.

By:	/s/ Andrew J. Micheletti
Name:	Andrew J. Micheletti
Title:	Executive Vice President and Chief Financial Officer